Filed Pursuant to Rule 424(b)(2)
Registration No. 333-163430
PROSPECTUS SUPPLEMENT
Dated April 25, 2011
(to Prospectus dated March 21, 2011)
Alon USA Energy, Inc.
2,579,774 Shares
Common Stock

     This prospectus supplement relates to the offer and sale of up to 2,579,774 shares of our common stock by Africa-Israel Investments Ltd. (the “selling stockholder”) and supplements our prospectus dated March 21, 2011 (the “Prospectus”). We will not receive any of the proceeds from the sale of the shares by the selling stockholder. You should read this prospectus supplement together with the Prospectus.
     On April 18, 2011 the selling stockholder entered into a Standby Equity Distribution Agreement, or Purchase Agreement, with YA Global Master SPV Ltd., or YA Global, regarding the sale of up to 2,579,774 shares of our common stock, par value $0.01 per share offered by this prospectus supplement. Under the Purchase Agreement the selling stockholder has the right to sell the shares to YA Global, and YA Global is committed to purchase the shares, for a total purchase price of up to $30 million over a period of six months, which may be extended by the selling stockholder for an additional six months according to the terms of the Purchase Agreement.
     In accordance with the terms of the Purchase Agreement, the selling stockholder may offer and sell our common shares at any time and from time to time to YA Global; however, the selling stockholder is under no obligation to sell any shares pursuant to the Purchase Agreement. YA Global has advised the selling stockholder and us that the resale of any common shares by YA Global, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from the selling stockholder based upon a daily dollar volume weighted averaged price for our common shares on the New York Stock Exchange. YA Global will receive a discount equal to 1.5% of the lowest daily dollar volume weighted averaged price during the five trading day pricing period following the date the selling stockholder delivers an advance notice of sale to YA Global. In connection with the resale of the common shares, YA Global will be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of YA Global will be deemed to be underwriting commissions or discounts. See “Plan of Distribution” beginning on page 17 of the Prospectus and page 5 of this prospectus supplement.
     Our common stock is quoted on the New York Stock Exchange under the symbol “ALJ.” The last reported sale price of our common stock on April 21, 2011 was $14.38 per share.
     Investing in shares of our common stock involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 2 of the Prospectus in its entirety before you decide whether to purchase shares of our common stock.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2011.

     You should rely only on the information contained or incorporated by reference in the Prospectus and this prospectus supplement. We have not authorized any other person to provide you with different information. The information contained in the Prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein are accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have subsequently changed. You should also read this prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” in the Prospectus.
     This prospectus supplement may be supplemented from time to time to add, update or change information in this prospectus supplement. Any statement contained in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus supplement only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus supplement.
     The registration statement containing the Prospectus and this prospectus supplement, including the exhibits to the registration statement, provides additional information about us and the securities offered under the Prospectus and this prospectus supplement. The registration statement, including the exhibits, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information” in the Prospectus.

     In this prospectus supplement, unless otherwise specified or the context otherwise requires, “Alon,” “we,” “us” and “our” refer to Alon USA Energy, Inc. and its subsidiaries. In addition, references to “Africa Israel” and “the Selling Stockholder” refer to Africa-Israel Investments Ltd., an Israeli limited liability company, and references to “YA Global” refer to YA Global Master SPV Ltd., a Cayman Islands exempt limited partnership.

ABOUT THIS PROSPECTUS SUPPLEMENT
     The Prospectus and this prospectus supplement are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell the shares of our common stock described in the Prospectus in a number of different ways and at varying prices. The selling stockholder has advised us that it has entered into the Purchase Agreement relating to the offer and sale of 2,579,774 shares of our common stock covered by the Prospectus. This prospectus supplement provides specific details regarding the offer and sale of up to 2,579,774 shares of our common stock pursuant to the Purchase Agreement. To the extent there is a conflict between the information contained in this prospectus supplement and the Prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the Prospectus and the documents we incorporate by reference herein and therein include important information about us and our common stock, and other information you should know before investing. You should read both this prospectus supplement and the Prospectus, together with the additional information described in the Prospectus under the heading “Where You Can Find More Information.”
     The Prospectus provides certain general information about the shares of our common stock that may be offered pursuant to the registration statement. The prospectus supplement may also add, update or change the information contained or incorporated in the Prospectus. You should read and consider all information contained in the Prospectus and any accompanying prospectus supplement in making your investment decision. You should also read and consider all information incorporated by reference.

RISK FACTORS
     An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus supplement and the documents incorporated by reference in the Prospectus, including the risks and uncertainties described in our consolidated financial statements and the notes to those financial statements. The risks and uncertainties described in this prospectus supplement and the documents incorporated by reference in the Prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus supplement or the documents incorporated by reference in the Prospectus actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.
The resale of our common shares by YA Global may result in declines in the price of our stock.
     The shares of common stock purchased by YA Global under the Purchase Agreement are freely tradable and YA Global may promptly sell the shares the selling stockholder sells to them under the Purchase Agreement in the public markets. Such sales, and the potential for such sales, could cause the market price of our common stock to decline significantly.

USE OF PROCEEDS
     All of the shares of common stock offered by the selling stockholder pursuant to this prospectus will be sold by the selling stockholder for its account. We will not receive any of the proceeds from these sales.
SELLING STOCKHOLDER
     The selling stockholder is a publicly held Israeli limited liability company that is listed on the Tel Aviv Stock Exchange. As of April 21, 2011, based upon the information available to us, the selling stockholder is beneficially owned (i) 47.23% by Lev Leviev, an Israeli citizen, and (ii) 52.77% by public shareholders.
     On September 17, 2009, Alon Israel, our majority shareholder, entered into a share exchange agreement with the selling stockholder, pursuant to which Alon Israel acquired 2,200,428 shares of its outstanding common stock in exchange for (i) 2,579,774 shares of our common stock, (ii) an option exercisable for no additional consideration by the selling stockholder to acquire up to 3,675,539 shares of our common stock and (iii) an option exercisable by the selling stockholder to acquire approximately 7% of the outstanding shares of an unrelated subsidiary of Alon Israel.
     Ron Fainaro, the former Chief Financial Officer of the selling stockholder, served on our board of directors from January 2008 until his resignation on September 17, 2009. Avinadav Grinshpon, a director of the selling stockholder, has served as a member of our board of directors since March 2008.
     The table below sets forth (i) the name of the selling stockholder, (ii) the beneficial ownership of our common stock held as of April 21, 2011 by the selling stockholder, (iii) the number of shares of common stock underlying the option held by the selling stockholder, (iv) the number of shares of common stock that the selling stockholder may offer pursuant to this prospectus and (v) information with respect to shares to be beneficially owned by the selling stockholder after completion of this offering. The percentages in the following table reflect as a percentage of the total number of shares of our common stock outstanding as of April 25, 2011.

Shares Beneficially
	Shares Beneficially Owned			Shares Offered	Owned After the
	Prior to the Offering (1)			Hereby	Offering(2)
Name	Number		Percentage	Number	Number	Percentage
Africa-Israel Investments Ltd.	6,255,313	(3)	11.26%	2,579,774	3,675,539	6.61%

(1)	Includes 2,579,774 shares of commons stock beneficially owned, plus an additional 3,675,539 shares of common stock, which are the maximum number of shares of our common stock underlying an option exercisable by the selling stockholder for no additional consideration during certain exercise windows, and which is mandatorily exercisable on July 1, 2011 if not exercised prior thereto. The option may only be exercised one time by the selling stockholder, for all shares of common stock issuable thereunder, during the first five trading days of the trading period window for our common stock on or after January 1, 2011.

(2)	Assumes that the selling stockholder disposes of the 2,579,774 shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares for resale does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.

(3)	The selling stockholder possesses sole voting and investment power of all of the shares that it currently beneficially owns. Each of Lev Leviev, Izzy Cohen, Avinadav Grinshpon, Eitan Haber, Shmuel Shkedi, Ramie Guzman, Tzipora Samet, Jacques Zimmerman, Shaul Dabby, Gidi Kadusi, Ronit Cohen Nissan, Shlomo Borochov, and Menashe Sagiv, the directors and executive officers of the selling stockholder, may be deemed to possess shared voting and investment power of the shares by virtue of their positions with the selling stockholder. Each such director and/or executive officer disclaims beneficial ownership of all such shares. Furthermore, Lev Leviev, as 47.23% beneficial owner of the selling stockholder, may be deemed to share beneficial ownership (both shared investment and voting power of) of all of the shares that are held by the selling stockholder. Mr. Leviev disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.
     On April 18, 2011 the selling stockholder entered into a Standby Equity Distribution Agreement, or Purchase Agreement, with YA Global Master SPV Ltd., or YA Global, regarding the sale of up to 2,579,774 shares of our common stock. Under the Purchase Agreement the selling stockholder has the right to sell the shares to YA Global, and YA Global is committed to purchase the shares, for a total purchase price of up to $30 million over a period of six months, which may be extended by the selling stockholder for an additional six months. The terms and conditions of the sale of the 2,579,774 shares of our common stock are more fully described in the Plan of Distribution section of this prospectus supplement.

     This prospectus supplement covers the resale of those shares from time to time by YA Global to the public. In connection with YA Global’s sale of the shares, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or Securities Act, and compensation paid to YA Global may be deemed to be underwriting commissions or discounts.
     The table below sets forth (i) the name of the purchaser under the Purchase Agreement, (ii) the beneficial ownership of our common stock held as of April 21, 2011 by the YA Global, (iii) the number of shares of common stock that YA Global may offer pursuant to this prospectus and (iv) information with respect to shares to be beneficially owned by YA Global after completion of this offering. The percentages in the following table reflect as a percentage of the total number of shares of our common stock outstanding as of April 25, 2011.

Shares Beneficially
	Shares Beneficially Owned			Shares Offered	Owned After the
	Prior to the Offering			Hereby	Offering(2)
Name	Number		Percentage	Number	Number	Percentage
YA Global Master SPV Ltd.	4,396	(1)	0.01%	2,579,774	4,396	0.01%

(1)	All investment decisions of, and control of, YA Global are held by its investment manager, Yorkville Advisors, LLC. Mr. Mark Angelo, the portfolio manager of Yorkville Advisors, makes all the investment decisions on behalf of, and controls, Yorkville Advisors. YA Global acquired, or will acquire all shares described in this prospectus supplement from Africa Israel through the Purchase Agreement. YA Global is also the purchaser under a Standby Equity Distribution Agreement entered into with us on January 20, 2011 pursuant to which under the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $23.5 million of our common stock over a two year commitment. YA Global acquired these shares of common stock from us in connection with advances we requested under that Standby Equity Distribution Agreement.

(2)	Assumes that YA Global disposes of the 2,579,774 shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares for resale does not necessarily mean that YA Global will sell all or any portion of the shares covered by this prospectus.

PLAN OF DISTRIBUTION
     Standby Equity Distribution Agreement
     On April 18, 2011 Africa Israel and YA Global entered into a Standby Equity Distribution Agreement, or Purchase Agreement, regarding the sale of up to 2,579,774 shares of our common stock held by Africa Israel. Under the Purchase Agreement Africa Israel has the right to sell the shares to YA Global, and YA Global is committed to purchase the shares, for a total purchase price of up to $30 million over a period of six months, which may be extended by Africa Israel for an additional six months.
     From time to time, in Africa Israel’s sole discretion, Africa Israel may exercise its right by presenting YA Global with advance notices to purchase the shares. For each share purchased under the Purchase Agreement, YA Global will pay Africa Israel the higher of 98.5% of the lowest volume weighted average price, or VWAP, of our common stock on the New York Stock Exchange during the five trading day pricing period following the advance notice, or a minimum price designated by Africa Israel in the advance notice. The aggregate amount of each advance that may be requested by Africa Israel cannot exceed the higher of (i) $3,000,000, or (ii) 15% of total daily value traded of our common stock (where the daily value traded for each trading day is the product obtained by multiplying the daily trading volume of our common stock on a given trading day by the VWAP on such day) for the five trading day pricing period following the advance notice but not more than $5,000,000 unless otherwise mutually agreed to by Africa Israel and YA Global. The amount issued pursuant to any advance also cannot cause the aggregate number of shares of common stock beneficially owned by YA Global and its affiliates to exceed 4.99% of the then outstanding shares of our common stock. If an advance notice requests the purchase of shares exceeding any of these amounts, that portion of the advance notice will be deemed to be automatically withdrawn. The advance requested may also be reduced by 20% for each trading day during the five trading day pricing period for which the VWAP is lower than the designated minimum price.
     In accordance with the Purchase Agreement, Africa Israel has paid $30,000 to YA Global as a structuring and due diligence fee, and Africa Israel is required to pay $100,000 as a commitment fee on the earlier of three days after the first advance made under the Purchase Agreement, or June 17, 2011. If Africa Israel elects to extend the agreement for an additional six months, then Africa Israel will be required to pay $200,000 to YA Global as an additional commitment fee on the date it makes such election.
     YA Global has informed the selling stockholder and us that it will use an unaffiliated broker-dealer to effectuate any sales of the shares that it may purchase from Africa Israel under the Agreement. Such sales will be made on the New York Stock Exchange at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. YA Global has informed us that each such broker-dealer will receive commissions from YA Global which will not exceed customary brokerage commissions.
     YA Global may sell all or a portion of the shares offered hereby from time to time in one or more of the following manners:
•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker dealer for its account;

•	privately negotiated transactions;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

     YA Global has agreed that, during the term of the Agreement, neither YA Global nor its affiliates will engage in any short sales or hedging transactions with respect to the shares of our common stock, provided that upon receipt of an advance notice YA Global may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares. YA Global has agreed that for the 14 trading days following each advance, it shall not sell any of the shares in transactions otherwise than on a national stock exchange (including the New York Stock Exchange) or quotation service on which the shares of common stock may be listed or quoted at the time of sale.
     Broker-dealers engaged by the selling stockholders may arrange for other broker dealer to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, YA Global may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. YA Global may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     YA Global is, and any other selling stockholder, broker-dealer or agent that are involved in selling the shares may be deemed to be, an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. YA Global has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
     Because YA Global is, and any other selling stockholder may be deemed to be, an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by YA Global.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, YA Global will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by YA Global, the selling stockholders or any other person.